Exhibit 99.3

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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:
	:	Chapter 11
In re:	:
	:	Case No. 08-10152 (JMP)
Quebecor World (USA) Inc., et al.,	:
Debtors.	:	Jointly Administered
:
Honorable James M. Peck
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FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER CONFIRMING THIRD
AMENDED JOINT PLAN OF REORGANIZATION OF
QUEBECOR WORLD (USA) INC. AND CERTAIN AFFILIATED
DEBTORS AND DEBTORS-IN-POSSESSION

Quebecor World (USA) Inc., and certain of its direct and indirect subsidiaries, as debtors and debtors-in-possession (collectively, the “Debtors”) having:(1)

(a)                        on January 21, 2008 (the “Petition Date”), commenced chapter 11 cases (collectively, the “Chapter 11 Cases”) by filing voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”);

(b)                       on January 20, 2008, been joined in the commencement by the Debtors’ corporate parent, Quebecor World Inc. (“QWI”), of a proceeding before the Superior Court, Commercial Division, for the Judicial District of Montreal (the “Canadian Court”) for a plan of compromise or arrangement (the “Canadian Proceedings”) under the Canadian Companies’ Creditors Arrangement Act (“CCAA”)(2);

(c)                        continued to operate their businesses and manage their property as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code;

(1) Capitalized terms used but not defined herein shall have the meanings ascribed to them in Debtors’ Third Amended Joint Plan of Reorganization (Docket No. 1662) (the “Third Amended Plan”, and as the same may have been subsequently modified, supplemented, and amended, the “Plan”). The rules of interpretation set forth in Article I.C of the Plan shall apply to the Confirmation Order.

(2) QWI is currently subject to an ancillary proceeding before this Court filed under chapter 15 of the Bankruptcy Code.

(d)                       on April 19, 2009, filed the Debtors’ Joint Plan of Reorganization (Docket No.1605) and the Debtors’ Disclosure Statement With Respect to Joint Plan of Reorganization (Docket No. 1606), which plan and related documents were subsequently amended;

(e)                        on May 18, 2009, filed the Third Amended Plan (Docket No. 1662) and the Debtors’ Third Amended Disclosure Statement with Respect to Joint Plan of Reorganization (as transmitted to parties-in-interest, the “Disclosure Statement”) (Docket No. 1664);

(f)                          on May 21, 2009, published notice of the Confirmation Hearing (the “Confirmation Hearing Notice”) in the national editions of the following publications: The Wall Street Journal, as evidenced by the Affidavit of Erin Ostenson (Docket No. 1714, Supplement No. 5), and The New York Times, as evidenced by the Certificate of Publication of Alice Weber (Docket No. 1714, Supplement No. 4) (the “Publication Affidavits”). Donlin, Recano & Company, Inc. (the “Voting Agent”) also published the Confirmation Hearing Notice electronically on the Debtors’ case website at http://www.qwusadocket.com;

(g)                       on May 23, 2009, completed the distribution of solicitation materials consistent with the Bankruptcy Code, the Bankruptcy Rules, and the Order (A) Approving Disclosure Statement; (B) Fixing a Voting Record Date; (C) Approving Solicitation and Voting Procedures with Respect to Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession; (D) Approving Form of Solicitation Package, Ballots and Notices; (E) Scheduling Certain Dates in Connection therewith; (F) Approving Procedures for Providing Notice of Assumption and Rejection of Executory Contracts and Unexpired Leases and Determination of Cure Amounts in Connection Therewith; and (G) Extending Exclusive Period to File a Plan and Solicit Acceptances Thereof (the “Solicitation Procedures Order”), as evidenced by Affidavit of Donlin, Recano and Company, Inc. Regarding Service of Solicitation Packages with Respect to Third Amended Disclosure Statement with Respect to Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession (Docket No. 1714) (the “Ramos Affidavit”);

(h)                       on June 9, 2009, filed the Debtors’ Notice of Filing of Certain Plan Exhibits, together with certain Exhibits to the Plan (Docket No. 1702);

(i)                           on June 18, 2009, filed the Debtors’ Notice of Extension of Voting Deadline by which Ballots Accepting or Rejecting Debtors’ Third Amended Joint Plan of Reorganization Must be Received (Docket No. 1725), extending the Voting Deadline from 5:00 p.m. prevailing Eastern Time, Thursday, June 18, 2009 to 5:00 p.m. prevailing Eastern Time on Monday, June 22, 2009 (the “Notice of Extension of Voting Deadline”);

(j)                           on or about June 18, 2009, distributed the Notice of Extension of Voting Deadline consistent with the Bankruptcy Code, the Bankruptcy Rules, and the Solicitation

Procedures Order, as evidenced by the Voting Certification (as defined below), the Affidavit of Service of Muhammed Habib (Docket No. 1768, Exhibit C), the Affidavit of Service of Angel Ramos (Docket No. 1768, Exhibit C) and the Affidavit of Service of Ronald Howard (Docket No. 1768, Exhibit C) (collectively the “Service Affidavits”);

(k)                        on June 20, 2009, filed the Debtors’ Notice of Filing of Supplements to Certain Plan Exhibits (Docket No. 1753), together with supplements to the following Exhibits to the Plan: Exhibit 1.B.120, Exhibit 1.B.123, Exhibit 6.4(a);

(1)                        on June 24, 2009, filed the Affidavit of Ronald Howard Certifying the Ballots Accepting or Rejecting the Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-In-Possession (Docket No. 1768) (the “Voting Certification”), detailing the results of the Plan voting process;

(m)                     on June 27, 2009, filed the Debtors’ (I) Memorandum of Law in Support of Confirmation of Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession and (II) Consolidated Reply to Objections to Confirmation of Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession (Docket No.1776) (the “Plan Confirmation Brief”);

(n)                       on June 30, 2009, filed the Declaration of Jeremy Roberts in Support of Confirmation of the Modified Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc., and its Affiliated Debtors and Debtors-in-Possession (the “Roberts Affidavit”);

(o)                       on June 30, 2009, filed the Declaration of Jean-Daniel Breton in Support of Confirmation of the Joint Plan of Reorganization of Quebecor World (USA) Inc., and its Affiliated Debtors and Debtors-in-Possession (the “Breton Affidavit”);

(p)                       on June 30, 2009, filed the Declaration of James J. Gambino in Support of Debtors’ (I) Memorandum of Law in Support of Confirmation of Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession and (II) Consolidated Reply to Objections to Confirmation of Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession (the “Gambino Affidavit”);

(q)                       on June 30, 2009, filed the Debtors’ Notice Regarding Identification of Post-Emergence Boards of Directors and Officers of the Reorganized Debtors and Reorganized QWI (Docket No. 1796);

(r)                          on June 30, 2009, filed Exhibit I.B.177, Exhibit 6.8, Exhibit 6.9(f), Exhibit 6.11(a), Exhibit 6.11(i) and Exhibit 9.6 to the Plan (Docket No. 1791);

(s)                   on June 30, 2009, filed Exhibit 7.1(d) and Exhibit 7.5(b) to the Plan, as well as supplements to Exhibit 7.1 and Exhibit 7.5 to the Plan (Docket No. 1792);

(t)                     and on June 30, 2009, filed proposed modifications to the Plan as Exhibit A to the proposed Confirmation Order (Docket No. 1793).

This Court having:

(a)                   entered the Solicitation Procedures Order on May 18, 2009;

(b)                  set June 30, 2009, at 10:00 a.m., prevailing Eastern Time, as the date and time for the commencement of the Confirmation Hearing pursuant to Bankruptcy Rules 3017 and 3018 and sections 1126, 1128, and 1129 of the Bankruptcy Code;

(c)                   reviewed the Plan, Disclosure Statement, the Plan Confirmation Brief, the Voting Certification, the Ramos Affidavit, the Service Affidavits, the Notice of Extension of Voting Deadline, the Roberts Affidavit, the Breton Affidavit, the Gambino Affidavit and all filed pleadings, exhibits, statements, and comments regarding Confirmation, including all objections, statements, and reservations of rights;

(d)                  heard the statements, arguments, and objections made by counsel in respect of Confirmation;

(e)                   considered all oral representations, testimony, documents, filings, and other evidence regarding Confirmation;

(f)                     overruled any and all objections to the Plan and Confirmation thereof and all statements and reservations of rights not consensually resolved or withdrawn, unless otherwise indicated; and

(g)                  taken judicial notice of the papers and pleadings filed in the Chapter 11 Cases.

NOW, THEREFORE, it appearing to the Bankruptcy Court that notice of the Confirmation Hearing and the opportunity for any party in interest to object to Confirmation have been adequate and appropriate as to all parties affected or to be affected by the Plan and the transactions contemplated thereby, and the legal and factual bases set forth in the documents filed in support of Confirmation and presented at the Confirmation Hearing establish just cause for the relief granted herein; and after due deliberation thereon and good cause appearing therefore, the Court hereby makes and issues the following Findings of Fact, Conclusions of Law, and Orders:

THE COURT HEREBY FINDS AND CONCLUDES THAT:(3)

A.            Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2) and 1334(a)). The Court has jurisdiction over the Chapter 11 Cases pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2), and the Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

B.            Solicitation Procedures Order. On May 18, 2009, the Bankruptcy Court entered the Solicitation Procedures Order, which, among other things: (a) approved the Disclosure Statement as containing adequate information within the meaning of section 1125(a) of the Bankruptcy Code and Bankruptcy Rule 3017; (b) fixed May 8, 2009, as the Voting Record Date (as defined in the Solicitation Procedures Order); (c) fixed June 18, 2009, as the Voting Deadline for voting to accept or reject the Plan (which Voting Deadline was subsequently extended to June 22, 2009, as further set forth in paragraph H below, in accordance with the provisions of the Solicitation Procedures Order therefor); (d) fixed June 19, 2009, as the deadline for objecting to the Plan; (e) fixed June 30, 2009, at 10:00 a.m. prevailing Eastern Time, as the date and time for the commencement of the Confirmation Hearing; and (f) approved the form and method of notice of the Confirmation Hearing Notice set forth therein.

(3)           Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. Fed. R. Bankr. P. 7052.

C.            Transmittal of Solicitation Package. On or before May 23, 2009, in accordance with Fed. R. Bankr. P. 3017(d), (e) and (f) and the Solicitation Procedures Order, the Debtors caused Donlin, Recano & Company, Inc. (“Donlin”) or their agents to transmit (a) the Confirmation Hearing Notice; (b) the Ballot and Voting Instructions; (c) a pre-addressed, postage pre-paid return envelope; (d) the Disclosure Statement, as approved by the Bankruptcy Court with all appendices thereto, including the Third Amended Plan, and (e) the Solicitation Procedures Order (without exhibits except for Exhibit 1 thereto).

D.            Publication of Confirmation Hearing Notice. The Debtors published the Confirmation Hearing Notice on May 21, 2009 in the national editions of each the following publications: The Wall Street Journal and The New York Times, in compliance with the Solicitation Procedures Order and Bankruptcy Rule 2002(1), as evidenced by the Publication Affidavits. Additionally, the Voting Agent published the Confirmation Hearing Notice electronically on the Debtors’ case website at http://www.qwusadocket.com.

E.             Transmittal and Mailing of Materials; Notice. As evidenced by the Ramos Affidavit, due, adequate, and sufficient notice of the Disclosure Statement, Plan, and Confirmation Hearing, together with all deadlines for voting on or objecting to the Plan, has been given to: (a) the United States Trustee for the Southern District of New York; (b) counsel to the Creditors’ Committee; (c) counsel to the Ad Hoc Group of Noteholders; (d) counsel to the Syndicate Agreement Agent; (e) counsel to the Monitor; (f) all parties in interest on the 2002 List as of the Voting Record Date; (g) all persons or entities, as applicable, who, on or before the Voting Record Date, have timely filed a proof of claim (or an untimely proof of claim which has been allowed as timely by the Bankruptcy Court under applicable law on or before the Voting Record Date) (1) that has not been expunged, disallowed, disqualified or suspended prior to the

Voting Record Date, and (2) that is not the subject of a pending objection on the Voting Record Date; (h) all persons or entities, as applicable, listed in the Debtors’ Schedules of Assets and Liabilities filed with the Bankruptcy Court (as may have been amended, on or prior to the Voting Record Date), as holding a noncontingent, liquidated, undisputed Claim as of the Voting Record Date, except to the extent that such Claim was paid, expunged, disallowed, disqualified or suspended prior to the Voting Record Date; (i) all persons or entities, as applicable, that hold Claims pursuant to an agreement or settlement with the Debtors executed prior to the Voting Record Date; and (j) the holder of any Disputed Claim that has been temporarily allowed to vote pursuant to a Resolution Event (as defined in Exhibit 5 to the Solicitation Procedures Order), in substantial compliance with the Solicitation Procedures Order and Bankruptcy Rules 2002(b), 3017, and 3020(b), and no other or further notice is or shall be required. Adequate and sufficient notice of the Confirmation Hearing, as may be continued from time to time, and other bar dates and hearings described in the Solicitation Procedures Order was given in compliance with the Bankruptcy Rules and Solicitation Procedures Order, and no other or further notice is or shall be required.

F.             Solicitation. Votes for acceptance or rejection of the Amended Plan were solicited in good faith and complied with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, the Solicitation Procedures Order, all other applicable provisions of the Bankruptcy Code, and all other applicable rules, laws, and regulations.

G.            Ballots. All procedures used to distribute solicitation materials to the applicable holders of Claims and Interests and to tabulate the Ballots were fair and conducted in accordance with the Solicitation Procedures Order, the Bankruptcy Code, the Bankruptcy Rules, the local rules of the Bankruptcy Court for the Southern District of New York, and all other applicable rules, laws, and regulations.

H.            Extension of Voting Deadline. As permitted by paragraph 10 of the Solicitation Procedures Order, the Debtors extended the Voting Deadline from 5:00 p.m. prevailing Eastern Time, Thursday, June 18, 2009 to 5:00 p.m. prevailing Eastern Time, Monday, June 22, 2009 (the “Voting Extension”). As evidenced by the Service Affidavits, due, adequate, and sufficient notice of the Voting Extension was provided to all voting creditors via overnight delivery and electronic mail.

I.              Voting Reports. On June 24, 2009, in accordance with the Solicitations Procedures Order, the Debtors filed the Voting Certification (Docket No. 1768) (the “Voting Report”), certifying the method and results of the Ballot tabulation for each of the Voting Classes voting to accept or reject the Plan.

J.             Impaired Classes that Have Voted to Accept the Plan. As evidenced by the Voting Report, which certified both the method and results of the voting, pursuant to the requirements of sections 1124 and 1126 of the Bankruptcy Code, each Impaired Class of Claims, determined without including any acceptance by an insider of any of the Debtors, has voted to accept the Plan.

K.            Burden of Proof. The Debtors, as proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code, by a preponderance of the evidence, which is the applicable evidentiary standard in the Court. The Court also finds that the Debtors have satisfied the elements of sections 1129(a) and (b) of the Bankruptcy Code under the clear and convincing standard of proof.

L.            Plan Compliance with Bankruptcy Code (Section 1129(a)(1)). The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

1.             Proper Classification (Sections 1122, 1123(a)(1)). In addition to Administrative Claims, 503(b)(9)/Reclamation Claims and Priority Tax Claims (which are not required to be classified), Article III of the Plan designates six (6) Classes of Claims and one (1) Class of Interests. The Claims and Interests placed in each Class are substantially similar to other Claims or Interests in each such Class. Valid business, factual, and legal reasons exist for classifying the various Classes of Claims and Interests in the manner set forth in the Plan, and such Classes do not unfairly discriminate between holders of Claims or Interests. As a result, the Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

2.             Specification of Unimpaired Classes (Section 1123(a)(2)). Article 3.4 of the Plan specifies the Classes of Claims and Interests that are Unimpaired under the Plan. Thus, the Plan satisfies section 1123(a)(2) of the Bankruptcy Code.

3.             Specification of Treatment of Impaired Classes (Section 1123(a)(3)). Article 3.3 of the Plan specifies the Classes of Claims and Interests that are Impaired under the Plan. Article IV of the Plan specifies the treatment of Claims and Interests in all such Classes. Thus, the Plan satisfies section 1123(a)(3) of the Bankruptcy Code.

4.             No Discrimination (Section 1123(a)(4)). The Plan provides for the same treatment for each Claim in each respective Class unless the holders of particular Claims have agreed to less favorable treatment with respect to such Claims. Thus, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

5.             Implementation of Plan (Section 1123(a)(5)). The Plan provides adequate and proper means for implementation of the Plan, including, without limitation, (i) the continued corporate existence of the Debtors, together with QWI, (ii) the corporate constituent documents that will govern the Reorganized Debtors and Reorganized QWI after the Effective Date, (iii) the selection and appointment of a new board of directors of Reorganized QWI, (iv) entry into the Exit Financing Arrangements, (v) issuance of the New Common Stock, New Preferred Stock, New Warrants and New Unsecured Notes (vi) consummation of the Restructuring Transactions, (vii) the establishment of the Litigation Trust, and (viii) the execution, delivery, filing, or recording of all contracts, instruments, releases, indentures, and other agreements or documents related to the foregoing. Accordingly, the Plan satisfies section 1123(a)(5) of the Bankruptcy Code.

6.             Prohibition Against Issuance of Non-Voting Equity Securities and Provisions for Voting Power of Classes of Securities (Section 1123(a)(6)). Article 6.4(b) of the Plan provides that the certificates of incorporation, charter, bylaws or applicable organizational document of the Reorganized Debtors will comply with section 1123(a)(6) of the Bankruptcy Code. Accordingly, the Plan satisfies section 1123(a)(6) of the Bankruptcy Code.

7.             Selection of Officers and Directors (Section 1123(a)(7)). In accordance with section 1123(a)(7) of the Bankruptcy Code, the provisions of the Plan and the Reorganized Debtors’ certificates of incorporation, bylaws or other organizational documents regarding the manner of selection of officers and directors of the Reorganized Debtors, including, without limitation, the provisions of Article 6.5(c) of the Plan, are consistent with the interests of Claim and Interest holders and with public policy.

8.               Additional Plan Provisions (Section 1123(b)). The Plan contains various provisions that may be construed as discretionary, but are not required for Confirmation under the Bankruptcy Code. In accordance with section 1123(b) of the Bankruptcy Code, the Plan’s discretionary provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including, without limitation, provisions for (i) as set forth in Article IV, impairing or leaving unimpaired each Class of Claims and Interests, (ii) the assumption, assumption and assignment or rejection of the executory contracts or unexpired leases of the Debtors that have not been previously assumed, assumed and assigned or rejected pursuant to section 365 of the Bankruptcy Code and orders of the Court, including as set forth in Article VII, Article 6.12(b) and Article 6.22(b) of the Plan, (iii) as set forth in Article 6.11, the transfer of the Contributed Claims to the Litigation Trust, (iv) as set forth in Article 6.13, the retention of, and right to enforce, sue on, settle, release or compromise (or refuse to do any of the foregoing with respect to) certain claims or causes of action against third parties, to the extent not waived and released under the Plan or contributed to the Litigation Trust, (v) as set forth in Article 6.15, the settlement of the Syndicate Adversary Proceeding, (vi) as set forth in Article 6.17, the funding of the SocGen Adversary Proceeding, (vii) as set forth in Article 8.10, resolution of Disputed Claims, (viii) as set forth in Article IV, allowance of certain Claims, (ix) as set forth in Article 10.4, releases by the Debtors of the Released Parties, (x) as set forth in Article 10.5, releases by holders of Claims and Interests, (xi) as set forth Article 10.8, the exculpation and limitation of liability of certain parties, (xii) as set forth in Article 10.9, certain indemnification obligations, and (xiii) as set forth in Article 10.11, certain injunctions.

9.               Fed. R. Bankr. P. 3016(a). The Plan is dated and identifies the entities submitting it, thereby satisfying Fed. R. Bankr. P. 3016(a).

M.             Debtors’ Compliance with Bankruptcy Code (Section 1129(a)(2)). The Debtors have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code. Specifically, the Debtors are proper debtors under section 109 of the Bankruptcy Code and proper proponents of the Plan under section 1121(a) of the Bankruptcy Code. The Debtors have complied with the applicable provisions of the Bankruptcy Code during the Chapter 11 Cases, including as provided or permitted by orders of the Court. The Debtors have complied with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Solicitation Procedures Order in transmitting the Plan, the Disclosure Statement, the Ballots, and related documents and notices, and in soliciting and tabulating votes on the Plan.

N.               Plan Proposed in Good Faith (Section 1129(a)(3)). The Debtors have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code. In determining that the Plan has been proposed in good faith, the Court has examined the totality of the circumstances surrounding the filing of the Chapter 11 Cases and the formulation of the Plan. See Bankruptcy Rule 3020(b). The Debtors, the Creditors’ Committee, the Ad Hoc Group of Noteholders, the Syndicate Agreement Agent and their respective Affiliates, shareholders, partners, directors, officers, employees, and advisors, among others, and each of their respective professionals negotiated the Plan in good faith and participated in the Plan formulation process in good faith. The Chapter 11 Cases were filed, and the Plan was proposed, with the legitimate and honest purpose of reorganizing and maximizing the value of each of the Debtors and the recovery to holders of Claims and Interests under the circumstances of these cases.

O.            Payments for Services or Costs and Expenses (Section 1129(a)(4)). All payments that have been made or to be made by the Debtors for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved by, or will be subject to the approval of, the Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

P.                Directors, Officers, and Insiders (Section 1129(a)(5)). The Debtors have complied with section 1129(a)(5) of the Bankruptcy Code. Specifically, the Debtors have disclosed the identity and affiliations of each proposed initial officer and director of the Reorganized Debtors. The appointment to, or continuance in, such office of each such individual, is consistent with the interests of holders of Claims and Interests, and with public policy. The Debtors have also disclosed the identity of and nature of any compensation for any insider who will be employed or retained by the Reorganized Debtors. Accordingly, the requirements of section 1129(a)(5) of the Bankruptcy Code have been met.

Q.               No Rate Changes (Section 1129(a)(6)). Section 1129(a)(6) of the Bankruptcy Code is satisfied because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

R.                Best Interests Test (Section 1129(a)(7)). The Plan satisfies section 1129(a)(7) of the Bankruptcy Code. The liquidation analysis in Appendix C to the Disclosure Statement and other evidence proffered or adduced at the Confirmation Hearing (1) are persuasive, credible, and accurate as of the dates such evidence was prepared, presented, or proffered, (2) either have not been controverted by other persuasive evidence or have not been challenged, (3) are based upon reasonable and sound assumptions, (4) provide a reasonable estimate of the liquidation values of the Debtors upon conversion to a case under chapter 7 of the Bankruptcy Code, and (5)

establish that each holder of a Claim or Interest in an Impaired Class that has not accepted the Plan will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that it would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

S.              Acceptance by Impaired Classes (Section 1129(a)(8)). All voting Impaired Classes have voted to accept the Plan. Thus, the Plan satisfies section 1129(a)(8) of the Bankruptcy Code.

T.              Treatment of Administrative and Priority Tax Claims (Section 1129(a)(9)). The treatment under the Plan of Administrative Claims and claims pursuant to Section 503(b)(9) of the Bankruptcy Code satisfies the requirements of section 1129(a)(9)(A) and (B) of the Bankruptcy Code, and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

U.              Acceptance by Impaired Class (Section 1129(a)(10)). Each voting Impaired Class of Claims (Class 1, Class 3, Class 4 and Class 5) has voted to accept the Plan, determined without including any acceptance of the Plan by any insider. Thus, the Plan satisfies section 1129(a)(10) of the Bankruptcy Code.

V.              Feasibility (Section 1129(a)(11)). The Plan satisfies section 1129(a)(11) of the Bankruptcy Code. The financial projections in Appendix D to the Disclosure Statement and the evidence proffered or adduced at the Confirmation Hearing (1) are persuasive and credible, (2) have not been controverted by other evidence or sufficiently challenged in any of the objections to the Plan, (3) establish the ability of the Debtors to pay their debts as they mature, and (4) establish that subject to, and upon consummation of, the transactions set forth as conditions to the Effective Date in Article 11.2 of the Plan, the Plan is feasible and that confirmation of the

Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or the Reorganized Debtors.

W.            Payment of Fees (Section 1129(a)(12)). Article 13.2 of the Plan provides that (a) all fees payable pursuant to section 1930 of title 28 of the United States Code, as of the entry of the Confirmation Order as determined by the Court at the Confirmation Hearing, shall be paid on the Effective Date, and (b) the Reorganized Debtors shall continue to pay fees pursuant to section 1930 of title 28 of the United States Code until the earlier of the entry of an order dismissing, converting or closing the Chapter 11 Cases. Thus, the Plan satisfies the requirements of section 1129(a)(12) of the Bankruptcy Code.

X.              Continuation of Retiree Benefits (Section 1129(a)(13)). Article 6.12(a) of the Plan provides that, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. The Plan therefore satisfies the requirements of section 1129(a)(13) of the Bankruptcy Code.

Y.              Only One Plan (Section 1129(c)). Other than the Plan (including previous versions thereof), no other plan has been filed in the Chapter 11 Cases. Accordingly, the requirements of section 1129(c) of the Bankruptcy Code have been satisfied.

Z.              Principal Purpose of Plan (Section1129(d)). No governmental unit has requested that the Court refuse to confirm the Plan on the grounds that the principal purpose of the Plan is the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act, and the principal purpose of the Plan is not such avoidance. Accordingly, the Plan satisfies the requirements of section 1129(d) of the Bankruptcy Code.

AA.        Modifications to the Plan. The modifications to the Plan as set forth on Exhibit A hereto constitute non-material or technical changes and/or changes with respect to particular Claims or Interests by agreement with holders of such Claims or Interests, and do not materially adversely affect or change the treatment of any Claims or Interests. Accordingly, pursuant to Bankruptcy Rule 3019, these modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or re-solicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that holders of Claims or Interests be afforded an opportunity to change previously cast acceptances or rejections of the Plan.

BB.          Good Faith Solicitation (Section 1125(e)). The Debtors and their agents, representatives, attorneys, and advisors, and other Persons involved in the solicitation process have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and the Solicitation Procedures Order and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation provisions set forth in Article 10.8 of the Plan.

CC.          The Reorganized Debtors Will Not Be Insolvent Nor Left With Unreasonably Small Capital. As of the occurrence of the Effective Date and after taking into account the transactions contemplated by the Plan, on a consolidated basis with Reorganized QWI (a) the present fair saleable value of the property of the Reorganized Debtors will be not less than the amount that will be required to pay the probable liabilities on the Reorganized Debtors’ then-existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to the Reorganized Debtors and (b) the Reorganized Debtors’ capital will not be unreasonably small in relation to their business or any contemplated or undertaken transaction.

DD.         Valuation. The valuation analysis appended to the Disclosure Statement as Appendix E and the estimated enterprise value, as described therein, are reasonable.

EE.          Executory Contracts. The Debtors have exercised reasonable business judgment in determining whether to assume, assume and assign or reject each of their executory contracts and unexpired leases as set forth in the Plan, including under Article VII, Article 6.12(b) and Article 6.22(b) thereof. In accordance with the provisions of Article VII, Article 6.12(b) and Article 6.22(b), each assumption, assumption and assignment or rejection of an executory contract or unexpired lease as provided in the Plan shall be legal, valid, and binding upon the applicable Reorganized Debtor and all non-Debtor parties to such executory contract or unexpired lease, all to the same extent as if such assumption, assumption and assignment or rejection had been effectuated pursuant to an appropriate authorizing order of the Court entered before the Confirmation Date under section 365 of the Bankruptcy Code.

FF.          Adequate Assurance. The Debtors have cured, or provided adequate assurance that the Reorganized Debtors will cure, defaults (if any) under or relating to each of the contracts and leases which are being assumed by the Debtors pursuant to the Plan.

GG.          Conditions to Confirmation. The conditions to Confirmation set forth in Article 11.1 of the Plan have been satisfied, waived or will be satisfied by entry of this Confirmation Order.

HH.         Conditions to Consummation. The conditions to the Effective Date are set forth in Article 11.2 of the Plan. Certain conditions to the Effective Date set forth in Article 11.2 of the Plan may be waived, in whole or in part, by the Debtors, with such waivers to be reasonably acceptable to the Creditors’ Committee, the Ad Hoc Group of Noteholders and the Syndicate

Agreement Agent, without any notice to any other parties-in-interest or the Bankruptcy Court, as set forth in section 11.3 of the Plan.

II.            Retention of Jurisdiction. The Court properly may retain jurisdiction over the matters set forth in Article XII of the Plan.

JJ.            Agreements and Other Documents. The Debtors have made adequate and sufficient disclosure of: (1) the adoption of new or amended and restated certificates of incorporation and bylaws or similar constituent documents for the Reorganized Debtors and Reorganized QWI; (2) the distributions to be made pursuant to the Plan; (3) the issuance for distribution, in accordance with the terms of the Plan, of the New Common Stock, New Preferred Stock, New Warrants and New Unsecured Notes; (4) the adoption, execution, delivery, and implementation of all contracts, leases, instruments, releases, and other agreements or documents related to any of the foregoing; and (5) the other matters provided for under the Plan involving the corporate structure of the Reorganized Debtors and Reorganized QWI.

KK.         Releases and Discharges.

1.             In General. The discharge, release, indemnification, and exculpation provisions set forth in Article X and Article 6.15 of the Plan constitute good faith compromises and settlements of the matters covered thereby. Such compromises and settlements are made in exchange for consideration and are in the best interests of the Debtors, their Estates, and holders of Claims and Interests, are fair, equitable, reasonable, and are integral elements of the restructuring and resolution of the Chapter 11 Cases in accordance with the Plan. Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan:

(a)           is within the jurisdiction of the Court under 28 U.S.C. §§ 1334(a), (b), and (d),

(b)             is an essential means of implementing the Plan pursuant to section 1123(a)(5) of the Bankruptcy Code,

(c)             is an integral element of the settlements and transactions incorporated into the Plan,

(d)             is supported by valuable consideration provided by the beneficiary of such provisions,

(e)             confers material benefit on, and is in the best interests of, the Debtors, their estates, and the holders of Claims and Interests,

(f)              is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Chapter 11 Cases with respect to the Debtors, their organization, capitalization, operation, and reorganization, and

(g)             is consistent with 11 U.S.C. §§ 105, 1123, and 1129, and other applicable provisions of the Bankruptcy Code.

The failure to effect the discharge, release, indemnification, and exculpation provisions described in Article X of the Plan would seriously impair the Debtors’ ability to confirm the Plan.

LL.          Registration Rights Agreement. The Registration Rights Agreement is an essential element of the Plan, and entry into the Registration Rights Agreement is in the best interests of the Debtors, their Estates, and holders of Claims and Interests. The Debtors have exercised reasonable business judgment in determining to enter into the Registration Rights Agreement on the terms and in the form set forth in Exhibit 6.9(f) to the Plan. The Debtors have provided sufficient and adequate notice of the Registration Rights Agreement to all parties-in-interest, including, without limitation, the Creditors’ Committee, the Ad Hoc Group of Noteholders and the Syndicate Agreement Agent. The Registration Rights Agreement shall, upon execution, be valid, binding, and enforceable and shall not be in conflict with any federal or state law.

MM.       U.S. Pension Plans. The U.S. Pension Plans shall not be modified or affected by any provision of the Plan and shall be continued after the Effective Date in accordance with their terms. The Debtors or the Reorganized Debtors shall satisfy the minimum funding standards under 26 U.S.C. §§ 412, 430, and 29 U.S.C. § 1082, 1083 and be liable for the payment of PBGC premiums in accordance with 29 U.S.C. §§ 1306 and 1307 subject to any and all applicable rights and defenses of the Debtors, and administer the U.S. Pension Plans in accordance with the provisions of ERISA and the Internal Revenue Code. In the event that the U.S. Pension Plans terminate after the Effective Date, the Reorganized Debtors and each of its controlled group members will be responsible for the liabilities imposed by Title IV of ERISA.

NN.         Preservation of Causes of Action. It is in the best interests of the holders of Claims and Interests that the Retained Actions be retained by the Reorganized Debtors pursuant to Article 6.13 of the Plan to maximize the value of the Debtors’ Estates.

OO.         Judicial Notice. The Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the Clerk of the Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered, or adduced at the hearings held before the Court during the pendency of the Chapter 11 Cases.

IT IS ORDERED, ADJUDGED, AND DECREED THAT:

1.             Confirmation. The Plan, which consists of the Third Amended Plan (and all Exhibits thereto) as modified as set forth on Exhibit A hereto, which are hereby incorporated into and constitute a part of the Plan, is hereby approved and confirmed under section 1129 of the Bankruptcy Code. The Exhibits to the Plan (as may be modified pursuant to the terms of the Plan and/or such Exhibit, as applicable) are incorporated by reference into and comprise an integral part of the Plan and this Confirmation Order.

2.                                       Objections. All Objections to confirmation of the Plan that have not been withdrawn, waived, settled or addressed in the Plan, and all reservations of rights included therein, are overruled on the merits.

3.                                       Provisions of Plan and Order Nonseverable and Mutually Dependent. The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent.

4.                                       Plan Classification Controlling. The classification of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the Ballots tendered to or returned by the Debtors’ creditors in connection with voting on the Plan (a) were set forth on the Ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims under the Plan for distribution purposes, (c) may not be relied upon by any creditor or interest holder as representing the actual classification of such Claims under the Plan for distribution purposes, and (d) shall not be binding on the Reorganized Debtors, the Estates, the Debtors or the Litigation Trustee or any successor in interest to any of the foregoing.

5.                                       Effects of Confirmation; Immediate Effectiveness; Successors and Assigns. The stay provided by Bankruptcy Rule 3020(e) shall not apply to this Confirmation Order. Immediately upon the entry of this Confirmation Order, this Confirmation Order and the terms of the Plan (subject to the provisions of Articles 11.2 and 11.3 of the Plan) shall be deemed binding upon (a) the Debtors, (b) the Reorganized Debtors, (c) all holders of Claims against and Interests in the Debtors, whether or not Impaired under the Plan and whether or not, if Impaired, such holders accepted the Plan, (d) each Person acquiring property under the Plan, (e) any other party-in-interest, (f) any Person making an appearance in these Chapter 11 Cases, and (g) each of the foregoing’s respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians.

6.                                        Continued Corporate Existence; Vesting of Assets. Except as otherwise provided in the Plan, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporate or other legal entity, with all the powers of a corporation or legal entity under applicable law in the jurisdiction in which each applicable Debtor is incorporated or otherwise formed and pursuant to its certificate of incorporation and bylaws or other organizational documents in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws or other organizational documents are amended by the Plan. Except as otherwise explicitly provided in the Plan or in this Confirmation Order, on the Effective Date, all property comprising the Estates (including Retained Actions, but excluding the Contributed Claims) shall, subject to the Restructuring Transactions, revest in each of the Reorganized Debtors that owned such property or interest in property as of the Effective Date, free and clear of all Claims, liens, charges, encumbrances, rights, and interests of creditors and interest holders. As of and following the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire, and dispose of property and settle and compromise Claims or Interests without supervision of the Court, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and this Confirmation Order.

7.                                       Intercompany Claims and Interests in the Affiliate Debtors. The treatment of Intercompany Claims and Debtor Interests provided in Articles 4.6, 4.7 and 6.2 of the Plan is approved in its entirety.

8.                                       Release of Liens. Except as otherwise provided in the Plan or this Confirmation Order, or in any contract, instrument, release, or other agreement or document entered into or delivered in connection with the Plan, including the Exit Financing Arrangements, on the Effective Date and/or concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, liens, or other security interests against the property of any Estate are fully released and discharged (except to the extent Reinstated under the Plan), and all right, title, and interest of any holder of such mortgages, deeds of trust, liens, or other security interests, including any rights to any collateral thereunder, shall revert to the applicable Reorganized Debtor and its successors and assigns.

9.                                       Retained Assets. To the extent that the succession to assets of the Debtors by the Reorganized Debtors pursuant to the Plan are deemed to constitute “transfers” of property, such transfers of property to Reorganized Debtors (a) are or shall be legal, valid, and effective transfers of property, (b) vest or shall vest the Reorganized Debtors with good title to such property, free and clear of all liens, charges, Claims, encumbrances, or Interests, except as expressly provided in the Plan or this Confirmation Order (including, without limitation as to the liens and security interests granted in connection with the Exit Financing Arrangements), (c) do not and shall not constitute avoidable transfers under the Bankruptcy Code or under applicable nonbankruptcy law, and (d) do not and shall not subject the Reorganized Debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability.

10.                                 Discharge, Releases, Limitations of Liability, and Indemnification. Pursuant to applicable law, including sections 105(a) and 1123(b)(3) and (6) of the Bankruptcy Code, except as otherwise set forth in this Confirmation Order, the discharge of the Debtors and any of their assets or properties provided in Article 10.2 of the Plan, the releases set forth in Articles 10.4, 10.5 and 6.15 of the Plan, and the exculpation and limitation of liability provisions set forth in Article 10.8 of the Plan, are deemed incorporated in this Confirmation Order as if set forth in full herein and are hereby approved as an integral part of the Plan and are fair, equitable, reasonable and in the best interests of the Debtors, their estates, and holders of Claims and Interests.

11.                                 Injunction. Except as otherwise specifically provided in the Plan and except as may be necessary to enforce or remedy a breach of the Plan, the Debtors and all Persons shall be precluded and permanently enjoined on and after the Effective Date from (a) commencing or continuing in any manner any Claim, action, employment of process, or other proceeding of any kind with respect to any Claim, Interest, Cause of Action, or any other right or Claim against the Reorganized Debtors, which they possessed or may possess prior to the Effective Date, (b) the enforcement, attachment, collection, offset, recoupment, or recovery by any manner or means of any judgment, award, decree, order or otherwise with respect to any Claim, Interest, Cause of Action or any other right or Claim against the Reorganized Debtors, which they possessed or may possess prior to the Effective Date, (c) creating, perfecting, or enforcing any encumbrance of any kind with respect to any Claim, Interest, Cause of Action or any other right or Claim against the Reorganized Debtors, which they possessed or may possess prior to the Effective Date, and (d) asserting any Claims, Interests, or Causes of Action that are satisfied, discharged, released, or subject to exculpation hereby or by the Plan.

12.                                 Automatic Stay. The stay in effect in the Chapter 11 Cases pursuant to section 362(a) of the Bankruptcy Code shall continue to be in effect until the Effective Date, and at that time shall be dissolved and of no further force or effect, subject to the injunction set forth in the preceding paragraph and/or sections 524 and 1141 of the Bankruptcy Code and Article 10.11 of the Plan; provided, however, that nothing herein shall bar the filing of financing documents (including uniform commercial code financing statements, security agreements, leases, mortgages, trust agreements and bills of sale) or the taking of such other actions as are necessary to effectuate the transactions specifically contemplated by the Plan or by this Confirmation Order prior to the Effective Date.

13.                                 Matters Relating to Implementation of the Plan; General Authorizations. The approvals and authorizations specifically set forth in this Confirmation Order are nonexclusive and are not intended to limit the authority of any Debtor or Reorganized Debtor or any officer thereof to take any and all actions necessary or appropriate to implement, effectuate, and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order pursuant to section 1142(b) of the Bankruptcy Code or otherwise. In addition to the authority to execute and deliver, adopt, assign, or amend, as the case may be, the contracts, leases, instruments, releases, and other agreements specifically granted in this Confirmation Order and the Plan, the Debtors and the Reorganized Debtors are authorized, and empowered, without necessity of action of their respective stockholders or boards of directors, to take any and all such actions as any of their executive officers may determine are necessary or appropriate to implement, effectuate, and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order. Pursuant to section 1142 of the Bankruptcy Code, no action of the stockholders or boards of directors of the Debtors or the

Reorganized Debtors shall be required for the Debtors or the Reorganized Debtors to (a) enter into, execute and deliver, adopt, or amend, as the case may be, any of the contracts, leases, instruments, releases, and other agreements or documents and plans to be entered into, executed and delivered, adopted, or amended in connection with the Plan, and, following the Effective Date, each of such contracts, leases, instruments, releases, and other agreements shall comprise a legal, valid, and binding obligation of the applicable Reorganized Debtor and enforceable against such Reorganized Debtor in accordance with its terms, (b) issue for distribution or reserve, for issuance in accordance with the terms of the Plan, or cause QWI to so issue or reserve for issuance, as applicable, the New Common Stock, New Preferred Stock and New Warrants (upon such issuance, all such shares shall be duly and validly authorized, issued, and outstanding, fully paid, nonassessable, free and clear of any mortgage, lien, pledge, security interest, or other encumbrance of any kind, and not subject to pre-emptive or similar rights of third parties), (c) issue for distribution or reserve, for issuance in accordance with the terms of the Plan, the New Unsecured Notes (upon such issuance, if any, such notes shall be duly authorized, validly issued and outstanding, and free and clear of any mortgage, lien, pledge, security interest, or other encumbrance of any kind), or (d) authorize the Reorganized Debtors to engage in any of the activities set forth in this paragraph or otherwise contemplated by the Plan. Each of the Chief Executive Officer, President, Chief Financial Officer, General Counsel and each Vice President of the Debtors, or their respective designees, as appropriate, shall be authorized, and empowered to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, this Confirmation Order, and any and all documents or transactions contemplated by the Plan or this Confirmation Order, all without further application to or order of the Court and whether or not such actions or documents are specifically referred to in the Plan, the Disclosure Statement, the Solicitation Procedures Order, this Confirmation Order, or the exhibits or appendices to any of the foregoing, and the signature of such officer on a document shall be conclusive evidence of the officer’s determination that such document and any related actions are necessary and appropriate to effectuate or further evidence, and are not in contravention of, the terms and conditions of the Plan, this Confirmation Order, or other documents or transactions contemplated by the Plan or this Confirmation Order. The secretary or any assistant secretary of each Debtor or Reorganized Debtor, as appropriate, is authorized and empowered when required, to certify or attest to any of the foregoing actions. Pursuant to section 1142 of the Bankruptcy Code, to the extent that, under applicable nonbankruptcy law or the rules of any stock exchange (including, without limitation, the Toronto Stock Exchange), any of the foregoing actions otherwise would require the consent or approval of the stockholders or the boards of directors of any of the Debtors or Reorganized Debtors, this Confirmation Order shall constitute such consent or approval, and such actions are deemed to have been taken by unanimous action of the stockholders and directors of the appropriate Debtor or Reorganized Debtor.

14.                                 Post-Effective Date Action. Any and all actions necessary or appropriate to implement, effectuate, and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order to be taken after the Effective Date shall be authorized only in accordance with applicable organizational documents and corporate law.

15.                                 Limited Consolidation for Voting, Confirmation and Distribution Purposes. The Debtors’ election to treat the Estates as if they were consolidated solely for the purpose of voting, confirmation and distributions to be made under the Plan and under the

Canadian Plan is hereby approved. Accordingly, solely for purposes of implementing the Plan: (1) all assets and liabilities of the Debtors and QWI shall be treated as if they are pooled; and (2) with respect to any guarantees by one Debtor or QWI of the obligations of any other Debtor or QWI, and with respect to any joint or several liability of any Debtor or QWI with any other Debtor or QWI, the holder of any Claims for such obligations will receive a single recovery on account of any such joint obligations of the Debtors and/or QWI. Such election to treat the Estates as if they were consolidated solely for the purpose of implementing the Plan shall not affect: (1) the legal and corporate structures of the Debtors, subject to the right of the Debtors to effect the Restructuring Transactions; (2) pre- and post-Effective Date guarantees, liens and security interests that are required to be maintained (a) in connection with contracts or leases that were entered into during the Chapter 11 Cases or executory contracts and unexpired leases that have been or will be assumed or (b) pursuant to the Plan; (3) Interests between and among the Debtors; (4) distributions from any insurance policies or proceeds of such policies; (5) the revesting of assets in the separate Reorganized Debtors pursuant to Article 10.1 of the Plan. In addition, such election to treat the Estates as consolidated for the purpose of implementing the Plan will not constitute a waiver of the mutuality requirement for setoff under section 553 of the Bankruptcy Code, except to the extent otherwise expressly waived by the Debtors.

16.                                  Exit Financing Arrangements. The Reorganized Debtors are authorized to enter into and perform and receive the proceeds of the Exit Financing Arrangements, including a revolving credit facility in the aggregate principal amount of approximately $350,000,000 and a term loan in the aggregate principal amount of approximately $450,000,000, on the terms described in the exit financing term sheets attached to the Plan as Exhibit 6.8 (including the fees provided for therein), as such term sheets may be amended, supplemented or otherwise modified, in each case as approved by the Debtors and the lead arrangers and agents, and which term sheets, amendments, supplements and other modifications remain subject to the reasonable approval of each of the Creditors’ Committee, the Syndicate Agreement Agent and the Ad Hoc Group of Noteholders. The terms and conditions of the Exit Financing Arrangements as set forth in said exit financing term sheets, as such term sheets may be amended, supplemented or otherwise modified from time to time, are approved and ratified as being entered into in good faith and being critical to the success and feasibility of the Plan. The Reorganized Debtors are hereby authorized to execute and deliver any agreements, instruments, certificates and other documents required to effectuate the Exit Financing Arrangements without further approval of this Court, the boards of directors of the Debtors, or any other Party; provided that such documents are in form and substance reasonably acceptable to each of the Creditors’ Committee, the Syndicate Agreement Agent and the Ad Hoc Group of Noteholders. The Exit Financing Arrangements shall constitute legal, valid, binding and authorized obligations of the Reorganized Debtors, enforceable in accordance with their terms. On the Effective Date, all of the liens and security interests to be granted in accordance with the Exit Financing Arrangements shall be deemed to be approved and shall be legal, binding and enforceable liens on the collateral granted thereunder in accordance with the terms of the Exit Financing Arrangements. The terms of the Exit Financing Arrangements, together with the payment of fees and expenses thereunder, are fair and reasonable, reflect the Debtors’ exercise of prudent business judgment consistent with their fiduciary duties, and are supported by equivalent value and fair consideration.

17.                                  Syndicate Compromise; Settlement of Syndicate Adversary Proceeding. Upon the Effective Date of the Plan, (i) the Syndicate Compromise Amount shall be distributed to the holders of Class 4 Claims as set forth in the Plan, (ii) the Syndicate Adversary Proceeding shall be deemed withdrawn with prejudice, and the Creditors’ Committee shall take all actions necessary to promptly effect such withdrawal with prejudice, and (iii) each Debtor, in its individual capacity and as a debtor-in-possession for and on behalf of its Estate, shall release and discharge and be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged all Syndicate Released Parties for and from any and all claims or Causes of Action existing as of the Effective Date in any manner arising from, based on, or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim of any Syndicate Released Party or any other matter whatsoever, including, but not limited to, any claims or Causes of Action that have been or could have been asserted in the Syndicate Adversary Proceeding or that may otherwise relate to the Syndicate Agreement or any other Loan Document (as such term is defined in the Syndicate Agreement); provided, however, that notwithstanding anything herein to the contrary, any holders of SocGen Claims in their capacities as such shall not be deemed to be Syndicate Released Parties, and the foregoing release shall not constitute a release of the holders of SocGen Claims with respect to the SocGen Adversary Proceeding. The Reorganized Debtors, Reorganized QWI, and any newly-formed entities that will be continuing the Debtors’ or QWI’s businesses after the Effective Date shall be bound, to the same extent the Debtors and QWI are bound, by the releases and discharges set forth above.

18.                                 Exemption from Certain Taxes and Recording Fees. Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer, or exchange of any security, or the making, delivery, filing, or recording of any instrument of transfer under, or in connection with, the Plan (including, for this purpose, in connection with the Restructuring Transactions and the Exit Financing Arrangements) shall not be taxed under any law imposing a recording tax, stamp tax, transfer tax, or similar tax. Furthermore, and without limiting the foregoing, any transfers from a Debtor to a Reorganized Debtor or to any other Person pursuant to the Plan, as contemplated by the Plan or pursuant to any agreement regarding the transfer of title to or ownership of any of the Debtors’ property in the United States, shall not be subject to any document recording tax, stamp tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording tax, or other similar tax or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment. The Court shall retain specific jurisdiction with respect to these matters.

19.                                 Executory Contracts and Unexpired Leases. The executory contract and unexpired lease provisions of the Plan, including Article VII, Article 6.12(b) and Article 6.22(b), are specifically approved in all respects, are incorporated herein in their entirety and are so ordered. The applicable Debtor or Debtors are authorized to assume, assign and/or reject executory contracts or unexpired leases in accordance with Article VII, Article 6.12(b) and Article 6.22 of the Plan and with the Contract Procedures Order. This Order shall constitute an order of the Court approving, pursuant to Article 365 of the Bankruptcy Code (a) the assumptions and rejections and procedures related thereto described in Article 7.1(d), Article 7.5(b), Article 6.12(b) and Article 6.22(b) of the Plan as of the dates set forth therein, and (b) the assumptions, assumptions and assignments or rejections described in the remainder of Article VII of the Plan, as of the later of: (i) the Effective Date; (ii) the resolution of any motion to reject an executory contract or unexpired lease filed on or prior to the Effective Date; or (iii) the resolution of any objection to the proposed assumption, assumption and assignment or rejection of an executory contract or unexpired lease or the amount of any proposed Cure Amount Claim. If an objection to a proposed assumption, assumption and assignment or Cure Amount Claim is not resolved in favor of the Debtors or the Reorganized Debtors, as applicable, the applicable executory contract or unexpired lease may be designated by the Debtors or the Reorganized Debtors for rejection within five (5) Business Days after the entry of a Final Order of the Court resolving the matter against the Debtors. Such rejection shall be deemed effective as of the Effective Date. The notice to be sent to any counterparty to an Extended Deadline Contract pursuant to Article 7.5(b) of the Plan is hereby approved in substantially the form set forth on Exhibit C.

20.                                 Rejection of Executory Contracts and Unexpired Leases. Except as otherwise provided in the Plan, the Contract Procedures Order or as requested in any motion filed on or prior to the Effective Date, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, the Debtors shall be deemed to reject each executory contract and unexpired lease that (a) was not previously assumed, assumed and assigned or rejected by an order of the Court, (b) was not assumed pursuant to Article VII or Article 6.22(b) of the Plan (including any modifications, amendments, supplements, restatements, or other related agreements as described in Article 7.1(b) of the Plan) or (c) did not terminate or expire pursuant to its own terms.

21.                                 Post-Petition Contracts. Subject to the Restructuring Transactions, contracts, leases and other agreements entered into after the Petition Date by a Debtor, including, without limitation, any executory contracts or unexpired leases assumed by a Debtor, shall be performed by such Debtor or Reorganized Debtor in the ordinary course of its business, as applicable. Such contracts and leases (including any assumed executory contracts or unexpired leases) shall survive and remain unaffected by entry of this Order or the occurrence of the Effective Date; provided, however, that any executory contracts or unexpired leases assumed by a Debtor and not previously assigned will be assigned to the Reorganized Debtor or Affiliate thereof identified on Exhibit 7.4 to the Plan. The Debtors and Reorganized Debtors may, at any time until the date that is 30 days after the Effective Date, amend Exhibit 7.4 to the Plan to identify or change the identity of the Reorganized Debtor party or Affiliate thereof that will be the assignee of an executory contract or unexpired lease.

22.                                 Plan Distributions. On and after the Effective Date, distributions on account of Allowed Claims and the resolution and treatment of Disputed Claims shall be effectuated pursuant to Article IV, Article 6.17 and Article VIII of the Plan.

23.                                 DIP Facility Claims. On the Effective Date, the DIP Facility Claims shall be paid in full in Cash in accordance with the DIP Credit Agreement; provided, however, that with respect to letters of credit issued under the DIP Facility, such claims may be satisfied in full by the cash collateralization of such letters of credit, or by procuring back-up letters of credit, in each case in accordance with the DIP Credit Agreement or as otherwise agreed to by the DIP Administrative Agent. Upon compliance with the foregoing sentence, all liens and security interests granted to secure the DIP Facility Claims shall be deemed cancelled and shall be of no further force and effect. Notwithstanding the foregoing, to the extent that the DIP Lenders have filed or recorded publicly any liens and/or security interests to secure the Debtors’ obligations under the DIP Facility, the DIP Lenders shall take any and all commercially reasonable steps requested by the Debtors that are necessary to cancel and/or extinguish such publicly-filed liens and/or security interests, in each case all costs and expenses in connection therewith to be paid by the Debtors.

24.                                 Professional Claims and Final Fee Applications. All final requests for payment of Professional Claims and requests for reimbursement of expenses of members of the Creditors’ Committee must be filed no later than the last day of the third full month after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court, the allowed amounts of such Professional Claims and expenses shall be determined by the Bankruptcy Court. Subject to the Holdback Amount, on the Effective Date, the Debtors or Reorganized Debtors shall pay all amounts owing to Professionals and members of the Creditors’ Committee for all outstanding amounts payable relating to prior periods through the Confirmation Date. To receive payment on the Effective Date for unbilled fees and expenses incurred through the Confirmation Date, the Professionals shall estimate fees and expenses due for periods that have not been billed as of the Confirmation Date and shall deliver such estimate to the Debtors, counsel for the Creditors’ Committee, and the United States Trustee for the Southern District of New York. Within 45 days after the Effective Date, a Professional receiving payment for the estimated period shall submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professional Fee Order or the Ordinary Course Professional Order, as applicable. Should the estimated payment received by any Professional from the Debtors exceed the actual fees and expenses for such period, this excess amount shall be credited against the Holdback Amount for such Professional or, if the award of the Holdback Amount for such matter is insufficient, disgorged by such Professional and returned to the Reorganized Debtors. Should the estimated payment received by any Professional be less than the actual fees and expenses for such period, such Professional shall not be precluded from requesting payment for such amount in connection with a final fee application. On the Effective Date, the Debtors or the Reorganized Debtors shall segregate Cash equal to the aggregate Holdback Amount for all Professionals (for the avoidance of doubt, such amount shall include the Holdback Amount attributable to any and all estimates submitted pursuant to the foregoing for fees and expenses). The Disbursing Agent shall maintain the Holdback Escrow Account in trust for the Professionals with respect to whom fees have been held back pursuant to the Professional Fee Order. Such funds shall not be considered property of the Debtors, the Reorganized Debtors or the Estates. The remaining amount of Professional Claims owing to the Professionals shall be paid to such Professionals by the Disbursing Agent from the Holdback Escrow Account when such claims are finally allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in the Holdback Escrow Account, if any, shall be paid to the Reorganized Debtors. If, upon allowance of the claims of all Professionals, the Holdback Escrow Account is insufficient to satisfy all allowed Professionals’ claims, the Reorganized Debtors shall be responsible for providing additional funds to the Disbursing Agent for distribution in satisfaction of finally allowed claims of Professionals. Effective as of the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors shall employ and pay professionals in the ordinary course of business. For the avoidance of doubt, after the Confirmation Date, Professionals will no longer be required to file fee applications and the Professional Fee Order will no longer be in effect; provided, however, for any fees and expenses incurred prior to the Confirmation Date, Professionals will be required to file a fee application and comply with the Professional Fee Order in all respects.

25.                                 Other Administrative Claims. All other requests for payment of an Administrative Claim (other than as set forth in Article 9.1, Article 9.2, Article 9.3, Article 9.4 and Article 9.5 of the Plan) must be filed, in substantially the form of the Administrative Claim Form attached as Exhibit 9.6 to the Plan, with the Claims Agent and served on counsel for the Debtors and the Creditors’ Committee or Joint Claims Oversight Committee, as applicable, no later than the Administrative Claims Bar Date. Any such request for payment of an Administrative Claim that is not timely filed and served shall be disallowed automatically without the need for any objection from the Debtors or the Reorganized Debtors. The Debtors or the Reorganized Debtors may settle an Administrative Claim without further Bankruptcy Court approval. Unless the Debtors or the Reorganized Debtors object to an Administrative Claim within 150 days after the Administrative Claims Bar Date (unless such objection period is extended by agreement of the Debtors or Reorganized Debtors, as applicable, and the Creditors’ Committee or Joint Claims Oversight Committee, as applicable, or by Order of the Bankruptcy Court), such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors or the Reorganized Debtors, as applicable, or the Joint Claims Oversight Committee object to an Administrative Claim, the Bankruptcy Court shall determine the allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable in the ordinary course of business.

26.                                 Payment of Statutory Fees. All fees payable by the Debtors pursuant to section 1930 of title 28 of the United States Code, as of the entry of this Order as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date or provision provided therefor. The Reorganized Debtors shall continue to pay fees pursuant to section 1930 of title 28 of the United States Code until the earlier of the entry of an order dismissing, converting or closing the Chapter 11 Cases.

27.                                 Post-Confirmation Reporting. The Reorganized Debtors shall file reports of their respective activities and financial affairs with the Bankruptcy Court on a quarterly basis, within thirty (30) days after the conclusion of each such period, or within such other period as they may agree mutually with the Office of the United States Trustee. In consultation with the Office of the United States Trustee, the Reorganized Debtors shall prepare such reports substantially consistent with (both in terms of content and format) the applicable Bankruptcy Court and United States Trustee guidelines.

28.                                 Restructuring Transactions. The Restructuring Transactions contemplated by Article 6.3 of the Plan and described in the Restructuring Transactions Notice set forth in Exhibit I.B.158 to the Plan are approved. The Debtors and Reorganized Debtors are authorized to take such actions as may be necessary or appropriate to effect the relevant Restructuring Transactions as set forth in the Restructuring Transactions Notice, including, without limitation, (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, or reorganization containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, guaranty, or delegation of any property, right, liability, duty, or obligation on terms consistent with the terms of the Plan; (c) the filing of appropriate certificates of incorporation, merger, or consolidation with the appropriate governmental authorities under applicable law; and (d) all other actions that such Debtors or the Reorganized Debtors and Reorganized QWI determine are necessary or appropriate in connection with the relevant Restructuring Transactions, including, without limitation, the making of appropriate filings and/or recordings in respect of such Restructuring Transactions. Each and every federal, state, and local governmental agency or department is hereby directed to accept for filing and recording any and all documents and instruments necessary or appropriate to consummate the transactions contemplated by the Restructuring Transactions.

29.                                 Exemption from Securities Laws. Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance and distribution of the New Securities pursuant to the Plan are, and shall be, exempt from section 5 of the Securities Act and any state or local law requiring registration for the offer or sale of a security or registration or licensing of an issuer or underwriter of, or broker or dealer in, a security. Resales and subsequent transactions in the New Securities shall generally be exempt from registration under the Securities Act pursuant to section 4(1) of the Securities Act unless the holder thereof is deemed to be (a) an “underwriter” with respect to the New Securities within the meaning of section 1145(b) of the Bankruptcy Code, (b) an “affiliate” of Reorganized QWI or the Reorganized Debtors within the meaning of the Securities Act or (c) a “dealer” within the meaning of section 2(12) of the Securities Act.

30.                                 Registration Rights Agreement. Without limiting the effect of section 1145 of the Bankruptcy Code or the foregoing paragraphs, the Reorganized Debtors are authorized and empowered to enter into the Registration Rights Agreement with each holder of Claims that would, or in any such holder’s reasonable judgment might, be an “underwriter” of Reorganized QWI within the meaning of section 2(11) of the Securities Act and/or any corresponding section(s) under Canadian securities laws. Upon signature by the parties thereto, the Registration Rights Agreement shall become effective and binding in accordance with its terms and conditions upon the parties thereto without further notice to or order of the Court, act or action under applicable law, regulation, order, or rule.

31.                                 Authorization to Consummate Plan. Notwithstanding Bankruptcy Rule 3020(e), but subject to Articles 11.2 and 11.3 of the Plan, the Court authorizes the Debtors to consummate the Plan upon entry of this Confirmation Order. The Debtors are authorized to execute, acknowledge, and deliver such deeds, assignments, conveyances, and other assurances, documents, instruments of transfer, uniform commercial code financing statements, trust agreements, mortgages, indentures, security agreements, and bills of sale and to take such other actions as may be reasonably necessary to perform the terms and provisions of the Plan, all transactions contemplated by the Plan, and all other agreements related thereto.

32.                                 Failure to Consummate Plan. If consummation of the Plan does not occur, then the Plan, any settlement or compromise embodied in the Plan (including, but not limited to, the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests, the effect of the limited consolidation of the Debtors for purposes of voting, confirmation and distribution under the Plan and the Syndicate Compromise), the assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be null and void. In such event, nothing contained in the Plan, the Disclosure Statement, or this Confirmation Order, and no acts taken in preparation for consummation of the Plan, shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other Person, to prejudice in any manner the rights of the Debtors, the holder of a Claim or Interest, the Creditors’ Committee, the Syndicate Agreement Agent, the Ad Hoc Group of Noteholders, or any Person in any further proceedings involving such Debtor or Debtors or to constitute an admission of any sort by the Debtors or any other Person, or be construed as a finding of fact or conclusion of law with respect thereto. Upon the occurrence of the Effective Date with respect to each Debtor, the Plan shall be deemed substantially consummated as to such Debtor.

33.                                 Retention of Jurisdiction. Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, the Court shall retain exclusive jurisdiction as provided in the Plan over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other items and matters, jurisdiction over those items and matters set forth in Article XII of the Plan.

34.                                 Dissolution of Creditors’ Committee. Effective on the Effective Date, the Creditors’ Committee shall dissolve automatically (except with respect to any then pending litigation or contested matter to which the Creditors’ Committee is a party, any appeals filed regarding the confirmation of the Plan, the resolution of any substantial contribution applications, and the resolution of applications for Professional Claims), and its members shall be released from any further duties and responsibilities in the Chapter 11 Cases and under the Bankruptcy Code; provided, however, that (a) obligations arising under confidentiality agreements, joint interest agreements, and protective orders, if any, entered during the Chapter 11 Cases shall remain in full force and effect according to their terms, and (b) the Creditors’ Committee may make application for Professional Claims and members of the Creditors’ Committee may make requests for compensation and reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code for making a substantial contribution in any of the Chapter 11 Cases. The Reorganized Debtors shall continue to compensate the Creditors’ Committee’s professionals in the ordinary course of business for reasonable services provided in connection with any of the foregoing post-Effective Date activities.

35.                                 Joint Claims Oversight Committee. The formation, as of the Effective Date, of the Joint Claims Oversight Committee, as described in Article 8.8(b) of the Plan, is hereby approved. The powers, rights and responsibilities of the Joint Claims Oversight Committee shall be as set forth in the Plan. The Joint Claims Oversight Committee shall be comprised of two (2) members selected by the Ad Hoc Group of Noteholders and two (2) members selected by the Creditors’ Committee. The Joint Claims Oversight Committee may employ, without further order of the Bankruptcy Court, professionals to assist it in carrying out its duties as limited by the Plan, including any professionals retained in these Chapter 11 Cases, and the Reorganized Debtors shall pay the reasonable costs and expenses of the Joint Claims Oversight Committee and its members, including reasonable professional fees (provided that, except as otherwise agreed to by the Reorganized Debtors, such aggregate fees shall not exceed $200,000 per annum), in the ordinary course without further order of the Bankruptcy Court.

36.                                 Litigation Trust. The Litigation Trust shall be established for pursuit of the Contributed Claims and shall become effective on the Effective Date as set forth in Article 6.11 of the Plan and in accordance with the terms and conditions set forth in more detail in the Litigation Trust Agreement and the Plan. On the Effective Date, the Contributed Claims held by the Debtors shall be transferred to the Litigation Trust in exchange for Litigation Trust Interests for the benefit of the Litigation Trust Beneficiaries. Upon the transfer of the Contributed Claims to the Litigation Trust, QWI, the Debtors and Reorganized QWI and the Reorganized Debtors shall have no interest in or with respect to the Contributed Claims or the Litigation Trust Interests. In accordance with Article 6.11(a) of the Plan, Eugene I. Davis is hereby appointed as the Litigation Trustee.

37.                                 References to Plan Provisions. The failure to include or specifically reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Plan be confirmed in its entirety. The provisions of the Plan and of this Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, however, that if there is determined to be any inconsistency between any Plan provision and any provision of this Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of this Confirmation Order shall govern and any such provision of this Confirmation Order shall be deemed a modification of the Plan and shall control and take precedence. To the extent that any Exhibit to the Plan is inconsistent with the terms of the Plan and unless otherwise provided in this Confirmation Order, the terms of the Exhibit to the Plan shall control as to all transactions contemplated thereby and the terms of the Plan shall control as to any Plan provision that may be required under an Exhibit to the Plan.

38.                                 Separate Confirmation Orders. This Confirmation Order is and shall be deemed a separate Confirmation Order with respect to each of the Debtors in each Debtor’s separate Chapter 11 Case for all purposes. The Clerk of the Court is directed to file and docket this Confirmation Order in the Chapter 11 Case of each of the Debtors.

39.                                 Filing and Recording. This Confirmation Order (a) is and shall be effective as a determination that, on the Effective Date, all Claims existing prior to such date have been unconditionally released, discharged, and terminated and (b) is and shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may be required, by operation of law, the duties of their office, or contract, to accept, file, register, or otherwise record or release any document or instrument. Each and every federal, state, and local government agency is hereby directed to accept any and all documents and instruments necessary, useful, or appropriate (including Uniform Commercial Code financing statements) to effectuate, implement, and consummate the transactions contemplated by the Plan and this Confirmation Order (including the Restructuring Transactions and the Exit Financing Arrangements) without payment of any recording tax, stamp tax, transfer tax, or similar tax imposed by state or local law.

40.                                 Notice of Confirmation Order and Occurrence of Effective Date. On or before the fifth Business Day following the occurrence of the Effective Date, the Debtors shall serve notice of this Confirmation Order and occurrence of the Effective Date pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c) on all holders of Claims and Interests, the United States Trustee for the Southern District of New York, and other parties-in-interest, by causing a notice of this Confirmation Order and the occurrence of the Effective Date in substantially the form of the notice annexed hereto as Exhibit B, which form is hereby approved (the “Notice of Effective Date”), to be delivered to such parties by first class mail, postage prepaid; provided, however, that notice need not be given or served under the Bankruptcy Code, the Bankruptcy Rules, or this Confirmation Order to any Person to whom the Debtors mailed a notice of the Bar Date or Confirmation Hearing, but received such notice returned marked “undeliverable as addressed,” “moved - left no forwarding address,” “forwarding order expired,” or similar marking, unless the Debtors have been informed in writing by such Person of that Person’s new address. The notice described herein is adequate under the particular circumstances of the Chapter 11 Cases, and no other or further notice is necessary.

Notwithstanding the foregoing, pursuant to Bankruptcy Rule 2002(1), the Debtors shall be deemed to have satisfied the requirements of Bankruptcy Rule 2002(f)(7) with respect to any claimholder that does not reside in the United States by publishing the Notice of Effective Date in The Wall Street Journal (National Edition) and The New York Times (National Edition), within 15 Business Days of the Effective Date.

41.                                 Miscellaneous.

(a)                                  As to the United States, its agencies, departments or agents (collectively the “United States”), nothing in the Plan or this Confirmation Order, including but not limited to Article 10.2, Article 10.5, Article 10.8 and Article 10.11 of the Plan, shall discharge, release, or otherwise preclude: (1) any liability of the Debtors or Reorganized Debtors arising on or after the Effective Date; (2) any liability that is not a Claim; (3) any valid right of setoff or recoupment; (4) any environmental liability that the Debtors, Reorganized Debtors, or any other Person may have as an owner or operator of real property arising on or after the Effective Date; nor shall anything in the Plan or this Confirmation Order, including but not limited to Article 10.11 of the Plan, enjoin or otherwise bar the United States from asserting or enforcing, outside this Court, any liabilities described in this paragraph.

(b)                                 The listing of any judicial consent decrees on Exhibit 7.1 to the Plan, and the provisions of the Plan and this Confirmation Order, shall be without prejudice to the right of the United States to assert that such consent decrees are not executory contracts that can be rejected or discharged by the Debtors.

(c)                                  The Internal Revenue Service (“IRS”) filed proofs of claim in these Chapter 11 Cases, including but not limited to claims on account of prepetition income taxes in the aggregate amount of approximately $10,336,800 against Debtor Quebecor Printing

Holding Company (“QPHC”) and approximately $12,213,993 against Debtor Quebecor World Capital II GP (“GP”) (the “IRS Claims”). The IRS has asserted that certain of the IRS Claims are entitled to treatment as Secured Claims or Priority Tax Claims pursuant to section 507(a)(8) of the Bankruptcy Code, as well as General Unsecured Claims, in each case as set forth on the respective proofs of claim for each of the IRS Claims. On June 26, 2009, the Debtors filed Forms 1139 with the IRS, pursuant to which the Debtors asserted refund claims against the IRS in the amount of $13,121,370 for QPHC and $9,892,492 for GP for the tax years 2006 and 2007, as a result of net operating loss carrybacks from 2008 (the “Refund Claims”). The amount of the Refund Claims is tentative and has not been allowed by the IRS. The Debtors and the IRS have agreed that once the review process is completed with respect to the Refund Claims, and to the extent that the Refund Claims are allowed by the IRS and become allowed refund claims, they shall be used to offset the IRS’s secured, priority and general unsecured claims with respect to all claims for which the IRS has filed a proof of claim in these jointly administered Chapter 11 Cases, including offset of the QPHC refund against any amount still due and owing by GP and vice versa. This offset would result in a reduction in the total amount owed by the Debtors to the IRS (the “Net IRS Claim”). The Net IRS Claim, once liquidated, shall be entitled to treatment as a priority unsecured tax claim pursuant to sections 507(a)(8) and 1129(a)(9)(C) of the Bankruptcy Code, to be paid in equal quarterly installments over a period of five (5) years from the Petition Date. Since the allowed amount of the Refund Claims have not been allowed as of the date of the confirmation of the Plan, the Debtors and the IRS have not finally liquidated the amount of the Net IRS Claim. Accordingly, no distributions shall be made on the Net IRS Claim until such time as the allowed amount of the Refund Claims is determined and the Debtors and the IRS agree upon the allowed amount of the Net IRS Claim; provided that interest shall accrue on the Net IRS Claim at the applicable statutory rate pursuant to section 511 of the Bankruptcy Code beginning on the Effective Date, with equal quarterly distributions to commence on the Net IRS Claim (together with all interest accrued thereon) as soon as reasonably practicable following the date that the Debtors and the IRS reach agreement on the liquidated amount of the Net IRS Claim; and further provided that QPHC and GP shall file a final corporate income tax return by September 15, 2009. Both the IRS and the Debtors agree to act in good faith to review and process the Refund Claims expeditiously. Nothing in this paragraph shall be construed to affect the other claims filed by the IRS in these Chapter 11 Cases, the rights, claims and defenses of all parties with regard to such claims being fully reserved in all respects.

(d)                                 In the event that Abitibi Consolidated Sales Corporation, Abitibi - Consolidated U.S. Funding Corp., Bowater America Inc. or Bowater Inc., on account of their 503(b)(9)/Reclamation Claims, or the Louisiana Department of Revenue; State of Arizona ex rel. Arizona Department of Revenue; Virginia Department of Taxation; State of New Jersey, Division of Taxation and Department of Labor and Workforce Development; or the Texas Comptroller of Public Accounts, on account of their Priority Tax Claims and Administrative Claims, shall not receive full recovery on account of such Claims, each of the foregoing shall have recourse to the Debtors and/or the Reorganized Debtors for any shortfall, notwithstanding anything in Article 8.10(d) of the Plan to the contrary.

(e)                                  Notwithstanding anything to the contrary in the Plan, this Confirmation Order or the Restructuring Transaction Notice, the Debtors have agreed that in connection with the implementation of the mergers contemplated under the Restructuring Transaction Notice, as same may be amended, the non-debtor entities currently contemplated as being merged or consolidated into certain of the Debtors, upon the Debtors’ emergence from these Chapter 11 Cases will not be merged or consolidated into any of the Debtors, but will, instead, be merged into one or more newly formed stand alone limited liability companies, separate and apart from any of the emerging Debtors, and any joint and several or control-group liability arising out of or related to any complete or partial withdrawal from either of the Graphic Communications Conference of the International Brotherhood of Teamsters National Pension Fund or GCIU-Employer Retirement Fund, or any predecessor or successor thereto, on or prior to the Effective Date of the Plan shall be limited in all events solely to such newly formed limited liability companies

(f)                                    The Syndicate Committee Agent, the Ad Hoc Group of Noteholders, the Creditors’ Committee and the Debtors shall continue to discuss with a view to reaching an acceptable compromise on the definitive terms of the Articles or Reorganization of Reorganized QWI and the New Warrants. If no agreement is reached by July 13, 2009, a joint hearing under the Canadian Proceedings and the Chapter 11 Cases shall be scheduled and held at 2:30 p.m. on July 13, 2009 to further assess the situation, take whatever steps and render such further orders as are necessary in order to resolve any dispute resulting from the foregoing.

42.                                 Modifications to the Third Amended Plan. At the request of the Debtors, the Third Amended Plan is hereby modified pursuant to section 1127(a) of the Bankruptcy Code as set forth on Exhibit A hereto.

Dated: New York, New York
July 2, 2009
s/ James M. Peck
UNITED STATES BANKRUPTCY JUDGE